FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 13, 2006	Tyler Resources Inc. (Registrant) “Barbara O’Neill” Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS NEWS RELEASE NR 06-02	NEWS FOR RELEASE: February 13, 2006
For Further Information Contact:	Jean Pierre Jutras at 1-403-269-6753 Web: www.tylerresources.com Investor Relations Chevonne Miller, Breakthrough Financial Marketing Inc. at 1-403-269-7676 or 1-866-269-7676 miller@breakthrough.ab.ca

Tyler announces new director and confirms arrival of third diamond core drilling rig

Tyler Resources Inc. is pleased to announce the appointment of Theodore H. Renner, B.S.C., Mech. Eng., M.B.A., to the Company’s Board of Directors.

Mr. Renner’s wide ranging past experience includes the positions of Chairman and C.E.O. of Vista Energy Inc.; President, C.E.O. and Director of Wascana Energy Inc.; and President, C.E.O. and Director of Mark Resources Inc. He has also served as a director of Saskatchewan's Petroleum Technology Research Council and has participated in the framing of energy policy discussions while serving as a past Chairman of the Canadian Energy Research Institute.  Other previous directorships include the Canada West Foundation, the Nature Conservancy of Canada, as well as participation in the Business Council on National Issues. He is currently president to of Kiora Resources Inc., a private investment company, and a Director of Uravan Minerals Inc. Mr. Renner received his B.Sc. in mechanical Engineering from the University of Manitoba and his M.B.A. from the University of Western Ontario.

The Company is pleased to welcome Mr. Renner to its Board of Directors. His broad background in public companies of all sizes will make him an excellent complement to the wide-ranging qualifications of current directors.

Rig/Field Update

As previously reported, camp reopened in early January and drilling resumed on January 12th. To date, holes #53, #54, #55 and #56 have been completed and sent to the lab for assay work. Drill hole #57 is nearing completion and drill hole #58 has been started in the Main Zone. Drilling performance since the beginning of the year has increased by roughly 90% since replacement of the smaller rig used in 2005.  Drill meterage production for the last 2 weeks of January was in excess of 1,100 meters, compared to an average production for comparable periods operating with two rigs in 2005 of 587 meters per two week period.

The third diamond drill rig has now arrived on the property and will be deployed to test an area located approximately 1.8 kilometers west from the Main Zone. This target area is characterized by a large zone of surface alteration with corresponding airborne geophysical magnetic and conductivity anomalies which suggest the presence of a unexposed intrusive center separate from the Main Zone mineralized porphyry and related high grade skarn zones.

News Release

February 13, 2006

Reverse circulation drilling equipment has left Canada and RC drilling startup is currently anticipated to begin within 2 weeks.  A total of 45 people are currently in camp working, including a team of 5 to 6 geologists.

CORPORATE

Tyler has granted stock options for 200,000 common shares to Mr. Renner at a price of $1.09 per share and an expiry date of February 9, 2009.  In addition, the exercise price for 600,000 stock options granted on May 2, 2005 of $1.50 per share has been amended to $1.54 per share to reflect a no market discount in the share price.

About Tyler

Tyler Resources is junior exploration company focused on base and precious metals exploration in Mexico. The company’s primary project is the Bahuerachi property, which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The company is well financed and is in the early stage of a 35,000 meter combined diamond and reverse circulation drilling program currently scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

The Qualified Person responsible for the preparation of this news release was J. P. Jutras, P.Geol., and President/CEO of the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President, CEO and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”,“projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.